AS CONFIDENTIALLY SUBMITTED TO THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 2025. THIS DRAFT REGISTRATION STATEMENT HAS NOT BEEN PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND ALL INFORMATION HEREIN REMAINS STRICTLY CONFIDENTIAL.

Registration Statement No. 333-______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

LASER PHOTONICS CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	3690	84-3628771
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1101 N. Keller Road, Suite G

Orlando, FL 32810

(407) 804-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Wayne Tupuola, CEO

1101 N. Keller Road, Suite G

Orlando, FL 32810

(407) 804-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ernest M. Stern, Esq.

CM Law PLLC

1701 Pennsylvania Ave., N.W.

Suite. 200

Washington, D. C. 20006

(202) 580-6500

Approximate Date of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☒

This Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED OCTOBER 17, 2025

Up to [*] Shares of Common Stock

Up to [*] Pre-Funded Warrants to Purchase up to [*] Shares of Common Stock

Up to [*] Shares of Common Stock Underlying the Pre-Funded Warrants

Up to [*] Series A-1 Warrants to Purchase up to [*] Shares of Common Stock

Up to [*] Series A-2 Warrants to Purchase up to [*] Shares of Common Stock

Up to [*] Shares of Common Stock Underlying the Common Warrants

Placement Agent Warrants to Purchase Up to [*] Shares of Common Stock

Up to [*] Shares of Common Stock Underlying the Placement Agent Warrants

Laser Photonics Corporation (the “Company,” “Laser Photonics,” “we,” “our” or “us”) is offering on a “best-efforts” basis up to [*]shares (the “Shares”) of our Common Stock, par value $0.001 per share the (“Common Stock”) with accompanying series A-1 warrants to purchase up to [*] shares of our Common Stock (the “series A-1 warrants”) and series A-2 warrants to purchase up to [*] shares of our Common Stock (the “series A-2 warrants”) (the series A-1 warrants and the series A-2 warrants are collectively referred to as the “Common Warrants”). The final public offering price per Share will be determined through negotiation between us and the Placement Agent (as defined hereinafter) based upon a number of factors, including our history and our prospects, the industry in which we operate and other market conditions at the time of pricing and may be at a discount to the then current market price of our Common Stock. Therefore, the recent market price of our Common Stock referenced throughout this prospectus may not be indicative of the final offering price per share. The Shares and Common Warrants are immediately separable and will be issued separately in this offering but must be purchased together in this offering. The assumed public offering price for each Share and accompanying Common Warrants is [*], which was the closing price of our Common Stock on The Nasdaq Stock Market LLC (“Nasdaq”) on October [*], 2025

We are also offering to certain purchasers whose purchase of shares of our Common Stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of Common Stock immediately following the consummation of this offering, the opportunity to purchase, if any such purchaser so chooses, pre-funded warrants to purchase shares of our Common Stock (the “Pre-Funded Warrants”), in lieu of shares of our Common Stock. The purchase price of each Pre-Funded Warrant will be equal to the public offering price for our shares of Common Stock in this offering, minus $0.001. Each Pre-Funded Warrant is exercisable for one (1) share of our Common Stock and has an exercise price of $0.001 per share. For each Pre-Funded Warrant that we sell, the number of shares of our Common Stock we are offering will be reduced on a one-for-one basis. This prospectus also relates to the offering of our Common Stock issuable upon exercise of the Pre-Funded Warrants.

The Common Warrants offered hereby will have an exercise price of $[●] per shares and will be exercisable beginning on the effective date of stockholder approval of the issuance of the shares upon exercise of the Common Warrants (the “Warrant Stockholder Approval”), provided however, if the Pricing Conditions (as defined below) are met, the Warrant Stockholder Approval will not be required and the Common Warrant will be exercisable upon issuance (the “Initial Exercise Date”). The series A-1 warrants will expire five (5) years from the Initial Exercise Date and the Exercise Date and the series A-2 warrants will expire twenty-four (24) months from the Initial Exercise Date. The exercise price and number of shares of our Common Stock issuable under the Common Warrants are subject to adjustment as described in the Common Warrant. This prospectus also relates to the offering of our Common Stock issuable upon exercise of the Common Warrants. As used herein “Pricing Conditions” means that the combined public offering price per share and accompanying Common Warrants is such that the Warrant Stockholder Approval is not required under the rules of Nasdaq because either (i) the offering is an at-the-market offering under Nasdaq rules and such price equals or exceeds the sum of (a) the applicable “Minimum Price” per share under Nasdaq Rule 5635(d) plus (b) $[*] per whole share of Common Stock underlying the Common Warrants or (ii) the offering is a discounted offering where the pricing and discount (including attributing a value of $[*] per whole share underlying the Common Warrants) meet the pricing requirements under Nasdaq’s rules.

We collectively refer to the shares of our Common Stock, the Warrants and the Pre-Funded Warrants offered hereby and the shares of our Common Stock underlying the Common Warrants and the Pre-Funded Warrants as the “Securities.”

Our Common Stock is listed on Nasdaq under the symbol “LASE.” On October [*], 2025, the last reported sale price of our shares of our Common Stock on Nasdaq was $[*] per share. There is no established public trading market for the Common Warrants or the Pre-Funded Warrants, and we do not expect a market to develop for either security. Without an active trading market, the liquidity of the Warrants and the Pre-Funded Common Warrants will be limited. In addition, we do not intend to list the Common Warrants or the Pre-Funded Warrants on Nasdaq, any other national securities exchange, or any other trading system.

We have engaged [*] (whom we refer to herein as the “Placement Agent”) to act as our exclusive Placement Agent in connection with the securities offered by this prospectus. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of securities but has agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. We have agreed to pay the Placement Agent a fee based upon the aggregate gross proceeds raised in this offering as set forth in the table below.

The securities will be offered at a fixed price and are expected to be issued in a single closing. The offering will terminate on [   ], 2025, unless (i) the closing occurs prior thereto or (ii) we decide to terminate the offering prior thereto (which we may do at any time in our discretion). Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. We expect that the closing of the offering will occur one trading day after we price the securities offered hereby if we price such securities prior to 4:01 p.m. eastern time on a trading day and two trading days after we price the Securities offered hereby if we price such securities at any other time. When we price the securities, we will simultaneously enter into securities purchase agreements relating to the offering with those investors who so choose. There is no minimum number of securities or minimum aggregate amount of proceeds for this offering to close. We will deliver all securities to be issued in connection with this offering delivery versus payment (“DVP”)/receipt versus payment (“RVP”) upon receipt of investor funds received by us. Accordingly, neither we nor the Placement Agent have made any arrangements to place investor funds in an escrow account or trust account since the Placement Agent will not receive investor funds in connection with the sale of the securities offered hereunder. Because there is no minimum offering amount required as a condition to closing this offering, we may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to pursue our business goals described in this prospectus. In addition, because there is no escrow account and no minimum offering amount, investors could be in a position where they have invested in our company, but we are unable to fulfil all of our contemplated objectives due to a lack of interest in this offering. Further, any proceeds from the sale of securities offered by us will be available for our immediate use, despite uncertainty about whether we would be able to use such funds to effectively implement our business plan. See the section entitled “Risk Factors” for more information.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and, as such, have elected to comply with certain reduced disclosure and regulatory requirements.

Investing in our securities involves risks. See the section entitled “Risk Factors” of this prospectus to read about factors you should consider before buying our securities. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share and Accompanying Common Warrants	Per Pre-Funded Warrant and Accompanying Common Warrants	Total
Public offering price	$	$	$
Placement Agent Fees(1)	$	$	$
Proceeds to us, before expenses	$	$	$

(1)	We have agreed to pay the Placement Agent a cash fee equal to seven percent (7.0%) of the aggregate gross proceeds raised in this offering. In addition, we have agreed to reimburse the Placement Agent at closing for legal expenses incurred by the Placement Agent in connection with this offering in an aggregate amount of up to $150,000 and for the Placement Agent’s clearing expenses in an amount of up to $15,950. In addition, we have agreed to issue to the Placement Agent, or its designees, warrants to purchase a number of shares of our Common Stock equal to 7.0% of the aggregate number of shares of Common Stock and Pre-Funded Warrants in the offering at an exercise price equal to 125% of the public offering price per share of Common Stock and accompanying Common Warrants (the “Placement Agent Warrants”). We refer you to “Plan of Distribution” beginning on page 17 for additional information regarding compensation to be received by the Placement Agent.
(2)

The amount of offering proceeds to us presented in this table does not give effect to any exercise of the Common Warrants.

Delivery of the securities is expected to be made on or about __________, 2025.

The date of this prospectus is    , 2025.

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any free writing prospectuses or amendments thereto that we may provide to you in connection with this offering. Neither we nor any of the underwriters have authorized anyone to provide you with information different from, or in addition to, that contained in this prospectus or in any such free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We can provide no assurance as to the reliability of any other information that others may give to you. The information in this prospectus is accurate only as of the date on the front cover of this prospectus, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of such free writing prospectus. Our business, financial condition, results of operations and prospects may have changed since those dates. Neither we nor any of the underwriters are making an offer to sell or seeking offers to buy these securities in any jurisdiction where or to any person to whom the offer or sale is not permitted.

GENERAL MATTERS

Unless otherwise indicated, all references to “dollars,” “US$,” or “$” in this prospectus are to United States dollars.

This prospectus contains various company names, product names, trade names, trademarks and service marks, all of which are the properties of their respective owners.

Unless otherwise indicated, all references to “GAAP” in this prospectus are to United States generally accepted accounting principles.

Information contained on our websites, including https://laserphotonics.com, shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by prospective investors for the purposes of determining whether to purchase the securities offered hereunder.

For investors outside the United States, neither we nor any of our agents have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourself about and to observe any restrictions relating to this offering and the distribution of this prospectus.

USE OF MARKET AND INDUSTRY DATA

This prospectus includes market and industry data that has been obtained from third party sources, including industry publications, as well as industry data prepared by our management on the basis of its knowledge of and experience in the industries in which we operate (including our management’s estimates and assumptions relating to those industries based on that knowledge). Management’s knowledge of such industries has been developed through its experience and participation in those industries. Although our management believes such information to be reliable, neither we nor our management have independently verified any of the data from third party sources referred to in this prospectus or ascertained the underlying economic assumptions relied upon by such sources. In addition, the Placement Agent has not independently verified any of the industry data prepared by management or ascertained the underlying estimates and assumptions relied upon by management. Furthermore, references in this prospectus to any publications, reports, surveys or articles prepared by third parties should not be construed as depicting the complete findings of the entire publication, report, survey or article. The information in any such publication, report survey or article is not incorporated by reference in this prospectus.

TRADEMARKS

We own or have rights to various trademarks, service marks and/or trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise noted, the terms “the Company,” “Laser Photonics,” “we,” “us,” and “our” refer to Laser Photonics Corporation.

THE COMPANY

Company Overview

We were formed as a Wyoming corporation on November 8, 2019. We changed our domicile to Delaware on March 5, 2021. We are a vertically integrated manufacturing company for photonics-based industrial products and solutions and, since recently acquiring the assets of Control Micro Systems, Inc. (“CMS”), have now expanded the market for our laser products into the large, growing pharmaceutical manufacturing vertical, in what we believe is a recession-resistant sector with significant barriers to entry.

We are pioneering a new generation of laser blasting technologies focused on disrupting the sandblasting and abrasives blasting markets. We offer a full portfolio of integrated laser blasting solutions for corrosion control, rust removal, de-coating, pre-welding and post-welding, laser cleaning and surface conditioning. Our solutions span use cases throughout product lifecycles, from product fabrication to maintenance and repair, as well as aftermarket operations. Our laser blasting solutions are applicable in most industries dealing with materials processing, including automotive, aerospace, healthcare, consumer products, shipbuilding, heavy industry, machine manufacturing, nuclear maintenance and de-commissioning and surface coating.

Our vertically integrated operations allow us to reduce development and advanced laser equipment manufacturing time, offer better prices, control quality and protect our proprietary know-how and technology compared to other laser cleaning companies and companies with competing technologies.

We initiated our sales efforts in December 2019. By December 31, 2024, we had net revenues of $3.9 million. We are strategically positioned to drive growth and innovation in the laser technology market by targeting three key customer segments: government entities, Fortune 1000 companies, and medium/small businesses. Each of these segments presents unique opportunities and challenges, and our business model is designed to cater specifically to the needs and growth potential within each category.

For government entities, we provide highly specialized laser solutions that meet stringent regulatory and performance standards. This segment benefits from our expertise in delivering reliable, durable, and effective laser systems for various applications, from defense and aerospace to public infrastructure projects. Working with government clients not only solidifies our reputation as a trusted provider of advanced laser technology but also paves the way for new contracts and collaborative projects. One of our current projects is the Laser Shield Anti-Drone System (“LSAD”), a joint development with our affiliate, Fonon Technologies, to create a laser defense system to serve as an immediate response defense system for addressing the threat of small-scale unmanned aerial systems in conflict zones and expeditionary locations. We successfully completed a test of the LSAD prototype at our Orlando facility.

Fortune 1000 companies represent another critical segment, where our laser technology can significantly enhance operational efficiency, precision, and productivity. By addressing the unique challenges of large-scale industrial applications, we position ourselves as an essential partner in the innovation strategies of these corporations. Our advanced laser solutions help these clients stay competitive and maintain high-quality standards, driving repeat business and fostering long-term partnerships.

Medium and small businesses constitute the third pivotal segment of our customer base. Recognizing the distinct needs and constraints of this market, we launched the Service Partner Network (SPN). This initiative is designed to empower medium and small businesses by providing them access to mobile demonstration units, enabling them to experience the advantages of our laser technology firsthand. The SPN serves a dual purpose: it facilitates immediate equipment sales and acts as a catalyst for demonstrating the practical benefits and capabilities of our products.

Through the SPN, we also support entrepreneurs looking to start their own mobile laser cleaning or rental service businesses. Our marketing team plays a crucial role in this ecosystem by generating and distributing leads to SPN members for a fee, thereby creating a continuous revenue stream. This collaborative approach not only bolsters the success of our SPN partners but also promotes sustained long-term revenue growth for us.

By strategically targeting these three customer segments and leveraging the SPN to enhance our market penetration and product visibility, we believe we are well-positioned for robust growth. Our comprehensive business model not only enhances customer engagement and satisfaction across diverse markets but also solidifies our standing as an innovative leader in the laser technology industry.

We market our products globally through our direct sales force which is located in the United States.

We have a perpetual, worldwide exclusive license agreement with ICT Investments, LLC (“ICT Investments”), an affiliate of the Company as discussed below, to sell the Laser Photonics™ branded equipment for laser cleaning and rust removal, in exchange for a royalty equal to 6.5% of the gross sales of the equipment incorporating the licensor technology.

Recent Developments

On October 18, 2023, we entered into a license agreement with an affiliated company, Fonon Technologies, Inc., which is majority-owned by ICT Investments, for an exclusive, worldwide, non-transferable license for high power turbo piercing (“Cold Cutting”) laser cutting technology and any improvements to such technology to allow us to manufacture, sell, export and import products incorporating such technology in return for our paying a license fee of $350,000 in cash and a one-time grant of 1,000,000 restricted shares of our Common Stock to ICT Investments.

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ICT Investments, LLC (“ICT” or “ICT Investments”) currently owns approximately 31% of the outstanding shares of our Common Stock, Fonon Corporation, an affiliate of ICT Investments, currently owns approximately 21% of the outstanding shares of our Common Stock, and Fonon Technologies owns approximately 6% of the outstanding shares of our Common Stock and collectively are our majority stockholders. Dmitriy Nikitin has voting control of the Company through his ownership of all membership interests of ICT Investments which is the controlling entity of Fonon Corporation and Fonon Technologies, Inc. On May 21, 2024 we entered into a license agreement with Fonon Corporation to receive an exclusive, worldwide, sublicensable license to its laser material processing equipment and technology, including all applications of laser cutting, marking, engraving, laser welding, brazing, ablation, laser drilling, semiconductor chip marking, semiconductor and flat panel display laser processing equipment, all other laser material processing equipment documented or existing in a form of know-how and/or trade secrets in return for 3,000,000 restricted shares of our Common Stock. Following this offering, ICT Investments, through its control of Fonon Corporation and Fonon Technologies, Inc., in the aggregate will own approximately __% of our Common Stock and will have the voting power to decide all matters submitted to a vote of our stockholders, including the election of our directors. Through our affiliation with ICT Investments, its portfolio companies and its customers, we have access to more than 1,500 high profile Fortune 5000 customer prospects as well as recognition as a global leader in manufacturing premium laser equipment. In addition, through the expertise and reputation of our officers, board members and advisors, we have the foundation of our technologically advanced, disruptive laser systems specifically suited for most material processes with specific cleaning requirements and challenges.

On October 30, 2024, we entered into an Asset Purchase Agreement with CMS, a laser company located in Orlando, Florida, that designs and builds turnkey laser material processing systems for marking, cutting, drilling and welding. CMS allows us to expand into the pharmaceutical market for controlled-release medications that is expanding rapidly, driven by the growing need for more effective and patient-friendly drug delivery systems. Controlled-release tablets, which gradually release medication over time, require precision manufacturing techniques to ensure the proper dosage and timing of active ingredient release. Laser technology plays a critical role in creating micro-drilled apertures in these tablets, ensuring accurate and consistent drug release. We believe that there is a significant opportunity to unlock CMS’s growth potential by integrating it into our existing sales and marketing infrastructure, enhancing customer engagement and expanding our market reach to maximize wallet share from current customers and bring new clients on board.

With global pharmaceutical companies focusing on enhancing drug delivery mechanisms, the demand for laser-based solutions like those provided by CMS is expected to rise. CMS’ experience in supplying laser systems to pharmaceutical companies, coupled with our sales and marketing expertise, positions LPC to take full advantage of this growing market segment. We acquired all business assets of CMS, including its intellectual property as well as hiring CMS’ existing workforce, including engineers and customer support personnel, that we believe will add significant value to the acquired CMS assets.

On February 10, 2025, we entered into a Lease Termination Agreement with 2701 Maitland Building Associates, LLC, the Landlord of Suite 125 containing approximately 7,981 rentable square feet that we had leased from November 7, 2022 through December 31, 2025, at a base monthly rent of $14,818.06 (“Suite 125”). In light of our entering into a long-term lease at 250 Technology Park. Lake Mary, Florida 32746 on July 1, 2024, we determined that it did not need Suite 125 for its future growth and, since it could not sublet this space, we entered into the Lease Termination Agreement to reduce our lease expense. Under the terms of the Lease Termination Agreement, we agreed to pay a monthly termination fee of $14,912.14 base rent plus operating expenses for five months, saving us approximately $80,000 in lease payments for 2025.

On July 7, 2025, we and our subsidiary, Control Micro Systems Florida, LLC, entered into a Business Loan and Security Agreement with Agile Capital and Agile Lending under which we received a term loan in the principal amount of $2,100,000 with total interest of $924,000 (the “Loan”) to be repaid through weekly principal and interest payments of $94,500 commencing July 16, 2025, and ending February 18, 2026, subject to payment of a $100,000 administrative agent fee paid to Agile Capital.

On August 5, 2025, we entered into an Asset Purchase Agreement with Fonon Quantum Technologies, Inc., an affiliate of ICT Investments, to acquire the assets of Beamer Laser, a company that manufactures IR fiber laser marking systems that provide standard, engineered and inline 1064nm IR laser marking solutions for a variety of industries used in tracking and traceability to serialization, 2D codes and decorative marking. We believe that the acquisition of these assets will be of substantial financial benefit in terms of its future sales given the importance of Beamer Laser’s standard industrial marking solutions and modular design to allow for smooth integration into manufacturing workflows, its U.S.-based manufacturing capabilities that should help us mitigate supply chain issues and tariffs to ensure better control over manufacturing quality, lead times and costs and with Beamer Laser’s established customer base, which includes Fortune 100 companies in aerospace, defense and pharmaceuticals, provide us with new growth opportunities for our other laser technology products.

On August 28, 2025, we closed a convertible note financing with Hudson Global Ventures, LLC (“Hudson Global”). In connection with this financing, we entered into a Securities Purchase Agreement (the “SPA”) with Hudson Global requiring that we (i) issue 418,000 shares of our Common Stock as commitment shares, (ii) issue a warrant for 157,258 shares of our Common Stock at a conversion price of $4.34 per share subject to customary adjustments for fundamental corporate actions such as mergers, reverse splits and stock dividends, that is exercisable for five years or that we must earlier pay the Event of Default Black Scholes Value as that term is defined in the warrant if our Common Stock is deemed “penny Stock” under SEC Rule 240.3a51-1, and (iii) issue a 12 month secured convertible promissory note in the principal amount of $455,0000 (the “Hudson Convertible Note”) bearing annual interest of 12% to be repaid through monthly amortization payments of $45,818 and that is convertible into shares of our Common Stock at a fixed price of $4.34 per share, subject to customary adjustments for fundamental corporate actions such as mergers, reverse splits and stock dividends, that can be prepaid within the first 60 days from August 27, 2025, without any penalty and after 60 days from August 27, 2025,at a payment of 118% of the accrued and unpaid interest and unpaid principal of the Hudson Convertible Note. Under the terms of the SPA, Hudson Global has piggyback rights for the conversion shares underlying the warrant and the Hudson Convertible Note as well as for the commitment shares.

On September 2, 2025, we entered into an agreement to exchange certain outstanding warrants issued in the August 2024 PIPE financing (the “Exchange Agreement”). These warrants, which had an exercise price of $4.34 per share and included a full ratchet anti-dilution provision, entitled holders to purchase up to an aggregate of 0.8 million shares of our common stock. In exchange for relinquishing these warrants, the warrant holders will receive unrestricted shares of our Common Stock equal to 400% of the number of shares of our Common Stock issuable upon exercise of the warrants that for all warrant holders results in an aggregate of 3.2 million unrestricted shares of our Common Stock. We also have agreed, subject to customary exceptions, for a period of 30 days starting on September 3, 2025, not to issue any shares of our Common Stock nor to file any registration statant or any amendment or supplement to any existing registration statement. We also issued to the placement agent facilitating the Exchange Agreement or its designees warrants to purchase an aggregate of 56,000 shares of our restricted Common Stock that are exercisable for five years at $5.0250 per share subject to customary adjustments, including for stock splits, stock dividends, rights offerings and fundamental transactions such as a merger resulting in a change of control.

On September 12, 2025, we issued to four persons certain unsecured promissory notes (the “Notes”) under the terms of a Note Purchase Agreement (the “NPA”). The Notes are (i) in the total principal amount of $2,111,111.12 with an Original Issuance Discount (“OID”) equal to 10% that resulted in the Company receiving net proceeds of $1,129,400 following deductions for expenses, including an 8% placement agency fee and 1% non-accountable allowance paid to RBW Capital Partners LLC (“RBW”), a division of Dawson James Securities, Inc., under the terms of a Placement Agency Agreement dated September 5, 2025, between the Company and RBW, and repayment of principal and accrued and unpaid interest of $509,600 owed to Hudson Global Ventures, LLC (“Hudson Global”) under a convertible note in the principal amount of $455,000 issued under the term of a Securities Purchase Agreement dated August 27, 2025, (ii) due the earlier of three (3) months from the dates of the Notes which are all September 12, 2025, or in the event of a prior subsequent financing by the Company, the Notes at the option of the holder must be repaid in full or, if applicable, are exchangeable into the consideration in the subsequent offering, (iii) subject to a payment in the event of a default of 120% of the unpaid principal amount, accrued interest and all other amounts owing under the Notes, which amount increases by 5% every 30 days following the date of the event of default until the Notes are paid in full (the “Mandatory Default Amount”) and (iv) limited to prepayment only upon a change of control of the Company subject to payment of the Mandatory Default Amount.

On September 22, 2025, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which we agreed to issue and sell to the Investors in a private placement (i) 1,098,902 shares of Common Stock at a price of $3.64 per Share, (ii) Series A warrants to purchase up to 1,098,902 shares of Common Stock and (iii) Series B warrants to purchase up to 1,098,902 shares of Common Stock for total aggregate gross proceeds of approximately $4 million. The offering closed on September 30, 2025. The Series A Warrants have an exercise price of $3.40 per share, are exercisable upon issuance (the “Initial Exercise Date”), and expire five years following the effective date of the resale registration statement on Form S-1 that we will file under the terms of a registration rights agreement in connection with the Purchase Agreement. The Series B Warrants have an exercise price of 3.40 per share, are exercisable commencing on the Initial Exercise Date and expire eighteen months following the effective date of the resale registration statement. H.C. Wainwright & Co., LLC acted as the exclusive placement agent for the issuance and sale of these securities. The Company agreed to pay up to an aggregate cash fee equal to 7.0% of the gross proceeds received by the Company from this offering and issued to Wainwright warrants to purchase up to 76,923 shares of Common Stock) at an exercise price per share of $4.55, which are exercisable commencing upon issuance and a have term of five years after effective date of resale registration statement.

Our principal executive offices are located at 1101 N. Keller Rd., Suite G, Orlando, Florida 32810, and our telephone number is (407) 804-1000. Our corporate website is https://laserphotonics.com. Information contained on our website does not form a part of this prospectus.

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Growth Strategy

Our objective is to achieve a leadership position in our industry with a focus in growth technologies including laser welding, laser cutting, laser cleaning, semiconductor, 3-D printing, and anti-drone defense. The key elements of our growth strategy are:

Multi-Market and Multi-Product Approach. We intend to develop and manufacture laser systems for a variety of markets to reduce the financial impact that a downturn in any one market would have.

Accent on Developing Standard Systems for Specific Markets. We expect to increase sales through an industry-recognized expertise in clearly defined markets with substantial sales demand such as rust removal equipment for the shipbuilding industry, laser de-contamination equipment for the nuclear industry and laser blasting cabinets for the general manufacturing industry.

Broaden Customer Relationships. We expect to develop a global diversified customer base in a variety of industries. We seek to differentiate ourselves from our competitors through superior product pricing, performance and service. We believe that a global presence and investments in application engineering and support will create competitive advantages in serving multinational and local companies.

New Product Development. We intend to target new applications early in the development cycle and drive adoption by leveraging our strong customer relationships, engineering expertise and competitive production costs.

We intend to continue to stay ahead of the technology curve by researching and developing cutting edge products and technologies for both large and small businesses. In addition to our attention to Fortune 1000 companies, we also view the small companies as an attractive market opportunity since they were previously unable to take advantage of laser processing equipment due to high prices, significant operating costs and the technical complexities of the laser equipment. As a result, we are developing a group of standardized laser cleaning equipment that we have named the CleanTech™ laser blaster family of equipment that we believe represents a new generation of high power laser cleaning and rust removal systems that will be affordable to more than a million small and mid-size companies.

Controlled Company Exemption

ICT Investments in the aggregate will control approximately __% of the voting power of our outstanding Common Stock following this offering that includes the Shares owned by its affiliates, Fonon Technologies, Inc. and Fonon Corporation, and with the ownership by Wayne Tupuola, our President and CEO, of 351,760 shares of Common Stock, will have the power to elect a majority of our directors. Pursuant to Nasdaq’s listing standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company qualifies as a “controlled company.” As a controlled company, we may elect not to comply with certain Nasdaq corporate governance requirements, including the requirements to have (i) a board composed of a majority of independent directors; (ii) compensation of executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iii) director nominees selected or recommended for our board of directors (the “board”) either by a majority of the independent directors or a nominating committee comprised solely of independent directors. If we cease to be a “controlled company” and our Shares are listed on Nasdaq, we will be required to comply with these standards and, depending on the independence determination with respect to our then-current directors, we may be required to add additional directors to our board to achieve such compliance within the applicable transition periods. We currently do and intend to continue to comply with the Nasdaq corporate governance requirements for companies that are not controlled companies.

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Implications of Being an Emerging Growth Company

As a company with less than $1.235 billion in revenue during our most recently completed fiscal year, we qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, which we refer to as the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable, in general, to public companies that are not emerging growth companies. These provisions include:

●	Reduced disclosure about our executive compensation arrangements;

●	No non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

●	Exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

●	Reduced disclosure of financial information in this prospectus, limited to two years of audited financial information and two years of selected financial information.

As a smaller reporting company, each of the foregoing exemptions is currently available to us. We may take advantage of these exemptions for up to five years following our initial public offering on September 29, 2022, or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.235 billion in annual revenues as of the end of a fiscal year, if we are deemed to be a large-accelerated filer under the rules of the Securities and Exchange Commission, or if we issue more than $1.0 billion of non-convertible debt over a three-year-period.

Notwithstanding the above, we are also currently a “smaller reporting company”, meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $75 million and annual revenues of less than $50 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company”, at such time as we cease being an “emerging growth company”, the disclosure we will be required to provide in our SEC filings will increase but will still be less than it would be if we were not considered either an “emerging growth company” or a “smaller reporting company”. Specifically, similar to “emerging growth companies”, “smaller reporting companies” are able to provide simplified executive compensation disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports.

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ABOUT THIS OFFERING

Common stock offered by us:	Up to _________ shares of Common Stock.

Assumed public offering price	$____ per share of Common Stock and accompanying Common Warrants.

Common stock outstanding before the offering(2)	_________ shares of Common Stock.

Common stock to be outstanding after the offering(3)	________ shares of Common Stock (assuming we sell only shares of Common Stock and no Pre-Funded Warrants and assuming no exercise of the Common Warrants).

Common Warrants offered by us

Series A-1 warrants *] to purchase up [*] shares of Commons Stock and series A-2 warrants to purchase up to [*] shares of Common Stock. Each share of Common Stock sold, or each Pre-Funded Warrant is accompanied by two Common Warrants to purchase one share of Common Stock exercisable at $[*] per share. The shares of Common Stock or Pre-Funded Warrant and Common Warrants are immediately separable and will be issued separately in this offering but must be purchased together in this offering. The Common Warrants will be exercisable beginning on the effective date of the Warrant Stockholder Approval, provided however, if the Pricing Conditions are met, the Warrant Stockholder Approval will not be required, and the Common Warrants will be exercisable on the Initial Exercise Date. The series A-1 warrants will expire five (5) years from the Initial Exercise Date and the series A-2 warrants will expire twenty-four (24) months from the Initial Exercise Date. This prospectus also relates to the offering of our Common Stock issuable upon exercise of the Common Warrants. See “Description of the Securities We Are Offering – Common Warrants”.

Pre-funded Warrants offered by us	Each Pre-Funded Warrant will be exercisable for one share of Common Stock at any time following its original issuance until exercised in full, provided that the purchaser will be prohibited from exercising Pre-Funded Warrants for shares of Common Stock if, as a result of such exercise, the purchaser, together with its affiliates and certain related parties, would own more than 4.99% of the total number of shares of Common Stock then issued and outstanding. However, any holder may increase such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage shall not be effective until 61 days after such notice to us. This prospectus also relates to the offering of our Common Stock issuable upon exercise of the Pre-Funded Warrants. See “Description of Securities We Are Offering – Pre-Funded Warrants.”

Use of proceeds	We estimate that the proceeds from this offering will be approximately $____ million, after deducting the Placement Agent’s fees and estimated offering expenses payable by us. We intend to use the net proceeds of this offering for research and development for our various laser-based technologies, acquisitions and working capital See “Use of Proceeds.”

Risk factors	Investing in our securities is highly speculative and involves a high degree of risk. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 6 before deciding to invest in our securities.

Nasdaq trading symbol	Our Common Stock is listed on the Nasdaq Capital Market under the symbol “LASE”.

(1)	The number of shares of Common Stock that will be outstanding after this offering is based on ______ shares of Common Stock outstanding as of September 30, 2025 and excludes (i) the remaining 118,032 unexercised shares of the underwriters’ warrants in connection with our initial public offering in September 2022, (ii) 1,050,000 warrants to purchase 4,557,000 shares of Common Stock issued in connection with a 2024 financing and (iii) Series A warrants to purchase up to 1,098,902 shares of Common Stock and Series B warrants to purchase up to 1,098,902 shares of Common Stock issued under the September 22, 2025, Purchase Agreement.

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RISK FACTORS

Investing in our securities involves a high degree of risk. Prior to making a decision about investing in our securities, you should consider carefully the specific risk factors discussed below and under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on June 24, 2025, which is incorporated by reference into this prospectus in its entirety, as well as any amendment or updates to our risk factors reflected below and in subsequent filings with the SEC, including any prospectus supplement hereto or any related free writing prospectus. These risks and uncertainties are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us, or that we currently view as immaterial, may also impair our business. If any of the risks or uncertainties described below and in our other SEC filings or any additional risks and uncertainties actually occur, our business, financial conditions, results of operations, stock price and prospectus could be materially and adversely affected. In that event, the price of our securities could decline, and you could lose part or all of your investment.

Risks Related to This Offering

We have a history of annual net losses which may continue and which may negatively impact our ability to achieve our business objectives, and we received a going concern qualification in our 2024 audit.

For our fiscal year ending December 31, 2024, we had net revenue of $1,934,150, used net cash of $9,138,555 to fund our operations and incurred a net loss of $2,518,827. For the three months ended June 30, 2025, we had a net loss of $1,773,902. Our independent registered public accounting firm, in their report dated June 24, 2025, expressed substantial doubt about our ability to continue as a going concern due to our not having earned sufficient revenue since inception and having sustained operating losses during the year ended December 31, 2024. There can be no assurance that our future operations will result in net income. Our failure to increase our revenues or improve our gross margins will harm our business. We may not be able to generate profitability on a quarterly or annual basis in the future. If our revenues grow more slowly than we anticipate, our gross margins fail to improve or our operating expenses exceed our expectations, our operating results and financial condition will suffer.

We do not currently intend to pay dividends on our Common Stock in the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Stock.

We do not anticipate paying any cash dividends to holders of our Common Stock for the foreseeable future. Consequently, investors must rely on sales of their Common Stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments. There is no guarantee that shares of our Common Stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Future issuances of our Common Stock or securities convertible into, or exercisable or exchangeable for, our Common Stock could cause the market price of our Common Stock to decline and would result in the dilution of your holdings.

Future issuances of our Common Stock or securities convertible into, or exercisable or exchangeable for, our Common Stock could cause the market price of our Common Stock to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our Common Stock. In all events, future issuances of our Common Stock would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur could adversely affect the market price of our Common Stock.

The Common Warrants and Pre-Funded Warrants are speculative in nature.

The Common Warrants and Pre-Funded Warrants offered hereby do not confer any rights of Common Stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of Common Stock at a fixed price. Specifically, commencing on the date of issuance, holders of the Pre-Funded Warrants may acquire the Common Stock issuable upon exercise of such warrants at an exercise price of $0.001 per share and, commencing on the Initial Exercise Date, holders of the Common Warrants may acquire the Common Stock issuable upon exercise of such warrants at an exercise price per share equal to the public offering price of shares of Common Stock in this offering. Moreover, following this offering, the market value of the Pre-Funded Warrants and Common Warrants will be uncertain and there can be no assurance that the market value of such Warrants will equal or exceed their public offering price. There can be no assurance that the market price of the Common Stock will ever equal or exceed the exercise price of the Common Warrants, and consequently, whether it will ever be profitable for holders of the Common Warrants to exercise the Common Warrants.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds effectively or in ways with which you agree.

Our management will have broad discretion as to the application of the net proceeds of this offering and could use them for purposes other than those contemplated at the time of the offering. We currently intend to use the net proceeds from the offering to fund research and development in our various laser technologies, for future acquisitions and working capital and general corporate purposes. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, our management may use the net proceeds for corporate purposes that may not increase the market price of our Common Stock.

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Investors who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.

In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including: (i) timely delivery of shares; (ii) agreement to not enter into variable rate financings for one year from closing, subject to certain exceptions; (iii) agreement to not enter into any financings for 90 days from closing; subject to certain exceptions, and (iv) indemnification for breach of contract.

This is a reasonable best efforts offering, in which no minimum number or dollar amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans.

The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering, and there can be no assurance that the offering contemplated hereby will ultimately be consummated. Even if we sell securities offered hereby, because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount is not presently determinable and may be substantially less than the maximum amount set forth above. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us. There are no refunds available to purchasers of the securities in this offering if less than the maximum amount of securities are sold.

If we are required to obtain Warrant Stockholder Approval, the Common Warrants will not be exercisable until we are able to receive such approval, and if we are unable to obtain such approval, the Common Warrants will have no value.

If we are required to obtain Warrant Stockholder Approval, the Common Warrants will not be exercisable until, and unless, we obtain the Warrant Stockholder Approval from our stockholders. While we intend to promptly seek stockholder approval, if required, there is no guarantee that the Warrant Stockholder Approval will be obtained. If we are unable to obtain the Warrant Stockholder Approval, the Common Warrants will have no value. In addition, we will incur substantial costs, and management will devote substantial time and attention, in attempting to obtain the Warrant Stockholder Approval.

The Common Warrants may not have any value.

The series A-1 warrant has an exercise price per share equal to [*] and expires on the fifth anniversary of its Initial Exercise Date and the series A-2 warrant has an exercise price per share equal to [*] and expires twenty-four (24) months after the Initial Exercise Date. In the event the market price per our shares of Common Stock does not exceed the exercise price of the Common Warrants during the period when the warrants are exercisable, the Common Warrants may not have any value.

Provisions of the Common Warrants offered by this prospectus could discourage an acquisition of us by a third party.

Certain provisions of the Common Warrants offered by this prospectus could make it more difficult or expensive for a third party to acquire us. The Common Warrants prohibit us from engaging in certain transactions constituting “fundamental transactions” unless, among other things, the surviving entity assumes our obligations under the Common Warrants. Further, the Common Warrants provide that, in the event of certain transactions constituting “fundamental transactions,” with some exception, holders of such warrants will have the right, at their option, to require us to redeem such Common Warrants at a price described in such warrants. These and other provisions of the Common Warrants offered by this prospectus could prevent or deter a third party from acquiring us even where the acquisition could be beneficial to you.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated herein by reference contain forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “should,” “would,” “could,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or “continue,” and the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. We have included important factors in the cautionary statements included in this prospectus, particularly under “Risk Factors” on page 6 of this prospectus and the documents incorporated herein that we believe could cause actual results or events to differ materially from the forward-looking statements that we make.

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While we believe we have identified material risks in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, which are incorporated by reference in this prospectus, together with the information included in this prospectus and the documents incorporated by reference herein, and in any free writing prospectus that we have authorized for use in connection with this offering, these risks and uncertainties are not exhaustive. Other sections of this prospectus and the documents incorporated herein by reference may describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. You should read this prospectus and any free writing prospectus and the documents that we have incorporated by reference to this prospectus and filed as exhibits to this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus in the case of forward-looking statements contained in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, you should not rely on any of the forward-looking statements. In addition, with respect to all of our forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Except as required by law, we undertake no obligation to update or revise any forward-looking statements to reflect new information or future events or developments. You should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements. Before deciding to purchase our securities, you should carefully consider the risk factors discussed and incorporated by reference in this prospectus and the documents incorporated herein.

USE OF PROCEEDS

We estimate that the net proceeds from this offering, after deducting Placement Agent fees and estimated offering expenses payable by us, will be approximately $_____ million (based on an assumed public offering price of $[*] per Common Stock, which was the last reported sales price of our Common Stock on Nasdaq on October [*], 2025, and assuming that all shares of Common Stock and accompanying Common Warrants are sold). However, because this is a “best efforts” offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the Placement Agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus. As a result, we may receive significantly less in net proceeds. Based on the assumed offering price set forth above, we estimate that our net proceeds from the sale of 75%, 50%, and 25% of the securities offered in this offering would be approximately $______, $______ and $_______, respectively, after deducting the estimated Placement Agent fees and estimated offering expenses payable by us, and assuming no issuance of any Pre-Funded Warrants and assuming no exercise of the Common Warrants. The combined public offering price per share (or Pre-Funded Warrant) and Common Warrants will be fixed for the duration of this offering.

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We are currently anticipating that we will use the net proceeds from this offering as follows:

●

approximately $[*] million (40% of the net proceeds) for research and development to make improvement to our anti-drone system, our semi-conductor business , our bulk-to-shape technology, our ESG Lasers and our material processing;~

●	approximately $[*] million (35% of the net proceeds) to support strategic acquisitions (which may be structured on an earn-out basis as a percentage of sales and/or with issuance of shares instead of cash outlay); and

●	approximately $[*] million (25% of the net proceeds) for general working capital.

We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. In addition, although from time to time, we may meet with and identify acquisition targets, we currently have no agreements or commitments with respect to material acquisitions or investments in other companies. Management will retain broad discretion in the allocation of the net proceeds of this offering. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds.

DIVIDEND POLICY

We paid a one-time cash dividend for the year ended December 31, 2021, in the amount of $310,280. We currently intend to retain all available funds and any future earnings, if any, and do not expect to pay any dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and other factors that our Board of Directors may deem relevant.

Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. In addition, our ability to pay dividends may be restricted by any agreements we may enter into in the future.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2025:

-	on an actual basis,; and

-	on a pro-forma basis to reflect the net proceeds from our sale of _______ Shares and accompanying Common Warrants in this offering at an assumed public offering price of $[*] per Share, which was the closing price of our Common Stock as reported on Nasdaq on October __, 2025, after deducting the Placement Agent fee and the estimated offering expenses.

This table should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” sections, as well as our audited financial statements, included elsewhere in this prospectus. The following table assumes no exercise by the Placement Agent of its warrants in this offering.

	As of June 30, 2025
	Actual	Pro Forma
Cash and cash equivalents	$877,522	$
Liabilities	$10,603,884
Stockholders’ equity:	$4,336,967
Share capital	14,276
Additional paid in capital	15,565,439
Retained deficit	$(11,208938)
Total stockholders’ equity	$4,336,967
Total capitalization	$14,940,851	$

Each $1.00 increase or decrease in the assumed initial public offering price of $[*] per Share would increase or decrease, as applicable, our cash, additional paid-in capital, and total stockholders’ equity by approximately $[*] million assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated placement agent fees payable by us. Similarly, each increase or decrease of 1.0 million Shares offered by us would increase or decrease, as applicable, our cash, additional paid-in capital, and total stockholders’ equity by approximately $[*] million, assuming the assumed initial public offering price remains the same, and after deducting the placement agent fees payable by us.

The number of shares of Common Stock that will be outstanding after this offering is based on 14,276,150 shares of Common Stock outstanding as of June 30, 2025, and excludes 1,666,667 shares of common stock reserved for future issuance under our 2019 Plan, 118,032 unexercised warrants issued to the underwriters in connection with our initial public offering in September 2022, warrants to purchase 1,050,000 shares of our Common Stock issued in connection with a 2024 financing and Series A warrants to purchase up to 1,098,902 shares of Common Stock and Series B warrants to purchase up to 1,098,902 shares of Common Stock issued under a September 22, 2025, Purchase Agreement.

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DILUTION

Purchasers of our Common Stock in this offering will experience an immediate and substantial dilution in the pro forma net tangible book value of their shares of Common Stock. Dilution in pro forma net tangible book value represents the difference between the public offering price per Share and the pro forma as adjusted net tangible book value per share of our Common Stock immediately after the offering.

The historical net tangible book value (deficit) of our Common Stock as of June 30, 2025, was $985,410 or $0.06 per share. Historical net tangible book value per share of our Common Stock represents our total tangible assets (total assets less intangible assets) less total liabilities divided by the number of shares of our Common Stock outstanding as of that date.

After giving effect to the issuance of an aggregate of 17,276,150 shares of our Common Stock from June 30, 2025, until the date of this prospectus, our pro forma net tangible book value as of June 30, 2025, would have been $_______ or approximately $____ share of our Common Stock.

After giving effect to the pro forma adjustments set forth above and the sale of [*] shares of our Common Stock and accompanying Common Warrants in this offering at an assumed public offering price of $[*] per share, after deducting estimated placement agent fees and estimated offering expenses, our pro forma as adjusted net tangible book value as of June 30, 2025, would have been $______ or approximately $____ per share of Common Stock. This represents an immediate increase in pro forma net tangible book value per Share of $____ to the existing stockholders and an immediate dilution in pro forma net tangible book value per Share of $____ to new investors who purchase our shares of Common Stock in the offering. The following table illustrates this per Share dilution to new investors:

Assumed public offering price per share of our Common Stock and Accompanying Warrants	$	[*]
Historical net tangible book value per share as of June 30, 2025		$(0.06)
Increase in net tangible book value per Share attributable to the pro forma adjustments described above	$	[*]
Pro forma net tangible book value per Share as of June 30, 2025		$0.[*]
Increase in pro forma net tangible book value per share after giving effect to this offering	$	[*]
Pro forma as adjusted net tangible book value per Share as of June 30, 2025, after the offering		[*]
Dilution per Share to investors in this public offering		[*]

The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing. A $1 increase or decrease in the assumed public offering price of $____ per share of our Common Stock, would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by $____ and increase or decrease dilution per share to new investors purchasing shares of Common Stock in this offering by $____, assuming that the number of shares of Common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated Placement Agent fee and estimated offering expenses payable by us.

To the extent that outstanding options or warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

The dilution information set forth in the table above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The foregoing table and discussion is based on is based on 14,276,150 shares of Common Stock outstanding as of June 30, 2025, and excludes 1,666,667 shares of common stock reserved for future issuance under our 2019 Plan, 118,032 unexercised warrants issued to the underwriters in connection with our initial public offering in September 2022, warrants to purchase 1,050,000 shares of our Common Stock issued in connection with a 2024 financing and Series A warrants to purchase up to 1,098,902 shares of Common Stock and Series B warrants to purchase up to 1,098,902 shares of Common Stock issued under a September 22, 2025, Purchase Agreement.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our securities and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and our bylaws that will be in effect on the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the Shares and preferred stock reflect changes to our capital structure that will be in effect on the closing of this offering.

Our authorized capital stock consists of 100,000,000 shares of our Common Stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock $0.001 par value per share.

As of October _, 2025, we had __________ shares of our Common Stock outstanding held by [*] stockholders of record.

Our Board of Directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

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Common Stock

As of October _, 2025, we had _______ shares of Common Stock outstanding and 100,000,000 shares of our Common Stock authorized. Holders of shares of our Common Stock have the right to cast one vote for each share of our Common Stock in their name on the books of our Company, whether represented in person or by proxy, on all matters submitted to a vote of holders of Common Stock, including election of directors. There is no right to cumulative voting in election of directors. Except where a greater requirement is provided by statute, by our certificate of incorporation, or by our bylaws, the presence, in person or by proxy duly authorized, of the one or more holders of a majority of the outstanding shares of our Common Stock constitutes a quorum for the transaction of business. The vote by the holders of a majority of outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger, or amendment of our certificate of incorporation.

There are no restrictions in our certificate of incorporation or bylaws that prevent us from declaring dividends. We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future.

Holders of shares of our Common Stock are not entitled to preemptive or subscription or conversion rights, and no redemption or sinking fund provisions are applicable to our Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

Our Board of Directors also has the authority to designate the rights and preferences, including but not limited to the voting rights, redemption rights, conversion rights and right to payment of dividends, of our preferred stock. Under our certificate of incorporation, we have 10,000,000 authorized shares of “blank check” preferred.

Outstanding Warrants

Under the terms of a September 22, 2025, securities purchase agreement described elsewhere in this prospectus, we have outstanding (i) series A warrants to purchase up to 1,098,902 shares of Common Stock (the “Series A Warrants”) and (iii) series B warrants to purchase up to 1,098,902 shares of Common Stock (the “Series B Warrants” for a purchase price of $3.64 per share.

The Series A Warrants have an exercise price of $3.40 per share, are exercisable upon issuance (the “Initial Exercise Date”), and expire five years following the effective date of the resale registration statement filed October 14, 2025, in connection with that offering. The Series B Warrants have an exercise price of 3.40 per share, are exercisable commencing on the Initial Exercise Date and expire eighteen months following the effective date of the resale registration statement that we filed on October 14, 2025. Under the terms of the Series A and Series B Warrants, the purchasers of those warrants may not exercise the warrants to the extent such exercise would cause the urchaser, together with its affiliates and attribution parties, to beneficially own a number of shares of Common Stock which would exceed 4.99% (or, at such purchaser’s option upon issuance, 9.99%), of our then outstanding Common Stock following such exercise, excluding for purposes of such determination shares of Common Stock issuable upon exercise of such warrants which have not been exercised.

Authorized but Unissued Shares

The authorized but unissued shares of Common Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of any exchange on which our shares are listed. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations; Stockholder Action; Forum Selection

Our certificate of incorporation and bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by chairperson of the Board, the chief executive officer, the president, the secretary or a majority of the authorized number of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our Board of Directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of the meeting or brought before the meeting by or at the direction of our Board of Directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities. Further, our bylaws require that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is to be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware or our bylaws or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine. This forum selection provision in our Bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

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Limitations of Liability and Indemnification

Delaware Law

Section 145 of the Delaware General Corporation Law provides for, under certain circumstances, the indemnification of our officers, directors, employees and agents against liabilities that they may incur in such capacities. Below is a summary of the circumstances in which such indemnification is provided.

In general, the statute provides that any director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in a proceeding (including any civil, criminal, administrative or investigative proceeding) to which the individual was a party by reason of such status. Such indemnity may be provided if the indemnified person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in or not opposed to our best interests; and (iii) with respect to any criminal action, such person had no reasonable cause to believe the actions were unlawful. Unless ordered by a court, indemnification generally may be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the stockholders that the applicable standard of conduct was met by the individual to be indemnified.

The statutory provisions further provide that to the extent a director, officer, employee or agent is wholly successful on the merits or otherwise in defense of any proceeding to which he or she was a party, he or she is entitled to receive indemnification against expenses, including attorneys’ fees, actually and reasonably incurred in connection with the proceeding.

Indemnification in connection with a proceeding by us or in our right in which the director, officer, employee or agent is successful is permitted only with respect to expenses, including attorneys’ fees actually and reasonably incurred in connection with the defense. In such actions, the person to be indemnified must have acted in good faith, in a manner believed to have been in our best interests and must not have been adjudged liable to us, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper. Indemnification is otherwise prohibited in connection with a proceeding brought on our behalf in which a director is adjudged liable to us, or in connection with any proceeding charging improper personal benefit to the director in which the director is adjudged liable for receipt of an improper personal benefit.

Delaware law authorizes us to reimburse or pay reasonable expenses incurred by a director, officer, employee or agent in connection with a proceeding in advance of a final disposition of the matter. Such advances of expenses are permitted if the person furnishes to us a written agreement to repay such advances if it is determined that he or she is not entitled to be indemnified by us.

The statutory section cited above further specifies that any provisions for indemnification of or advances for expenses does not exclude other rights under our certificate of incorporation, by-laws, resolutions of our stockholders or disinterested directors, or otherwise. These indemnification provisions continue for a person who has ceased to be a director, officer, employee or agent of the corporation and inure to the benefit of the heirs, executors and administrators of such persons.

The statutory provision cited above also grants us the power to purchase and maintain insurance policies that protect any director, officer, employee or agent against any liability asserted against or incurred by him or her in such capacity arising out of his or her status as such. Such policies may provide for indemnification whether or not the corporation would otherwise have the power to provide for it.

Our bylaws include an indemnification provision under which we have the power to indemnify our directors, officers, former directors and officers, employees and other agents (including heirs and personal representatives) against all costs, charges and expenses actually and reasonably incurred, including an amount paid to settle an action or satisfy a judgment to which a director or officer is made a party by reason of being or having been our director or officer. Our bylaws further provide for the advancement of all expenses incurred in connection with a proceeding upon receipt of an undertaking by or on behalf of such person to repay such amounts if it is determined that the party is not entitled to be indemnified under our bylaws. No advance will be made by us to a party if it is determined that the party acting in bad faith. These indemnification rights are contractual, and as such will continue as to a person who has ceased to be a director, officer, employee or other agent, and will inure to the benefit of the heirs, executors and administrators of such a person.

At present, we do not maintain directors’ and officers’ liability insurance in order to limit the exposure to liability for indemnification of directors and officers, including liabilities under the Securities Act; however, we are in the process of obtaining such insurance.

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Certificate of Incorporation

Our certificate of incorporation contains provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

●	any breach of the director’s duty of loyalty to the corporation or its stockholders;

●	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

●	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation authorizes us to indemnify our directors, officers, employees, and other agents to the fullest extent permitted by Delaware law.

DESCRIPTION OF SECURITIES WE ARE OFFERING

Offering

We are offering shares of our Common Stock, Pre-Funded Warrants, and Common Warrants. The shares of our Common Stock and/or Pre-Funded Warrants and accompanying Common Warrants will be issued together but are immediately separable. We are also registering the shares of our Common Stock issuable from time to time upon exercise of the Pre-Funded Warrants and the Common Warrants offered hereby.

Common Stock

The material terms and provisions of our Common Stock are described under the caption “Description of Capital Stock” in this prospectus.

Pre-Funded Warrants

The following is a brief summary of certain terms and conditions of the Pre-Funded Warrants being offered by us. The following description is subject in all respects to the provisions contained in the Pre-Funded Warrants.

Overview

We are offering to the investors who purchase shares of Common Stock in this offering that would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of our Common Stock immediately following the consummation of this offering, the opportunity to purchase Pre-Funded Warrants, in lieu of shares that otherwise would result in the purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of Common Stock. Each Pre-Funded Warrant is exercisable for one share of our Common Stock at an exercise price of $0.001. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Form

The Pre-Funded Warrants will be issued as individual warrant agreements to each individual purchaser of a Pre-Funded Warrant. The form of Pre-Funded Warrant has been filed as an exhibit to the Registration Statement on Form S-1 of which this prospectus forms a part.

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Term and Exercise Price

Each Pre-Funded Warrant offered hereby will have an initial exercise price equal to $0.001 per share of our Common Stock. The Pre-Funded Warrants will be immediately exercisable and may be exercised at any time until the Pre-Funded Warrants are exercised in full. The exercise price and number of shares issuable upon exercise is subject to appropriate proportional adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our shares of Common Stock and the exercise price.

Exercisability

The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice and, within the earlier of (i) two trading days and (ii) the number of trading days comprising the standard settlement period with respect to our shares of Common Stock as in effect on the date of delivery of the notice of exercise thereafter, payment in full for the number of shares of our Common Stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder may not exercise any portion of the Pre-Funded Warrant to the extent that the holder, together with its affiliates and any other persons acting as a group together with any such persons, would own more than 9.99% of the number of shares of our Common Stock outstanding immediately after exercise (the “Beneficial Ownership Limitation”); provided that a holder with a Beneficial Ownership Limitation of 9.99%, upon notice to us and effective sixty-one (61) days after the date such notice is delivered to us, may increase or decrease the Beneficial Ownership Limitation so long as it in no event exceeds 9.99% of the number of shares of our Common Stock outstanding immediately after exercise.

Cashless Exercise

In lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may exercise its Pre-Funded Warrants (either in whole or in part) by means of a cashless exercise in which the holder shall be entitled to receive upon such exercise the net number of shares of our Common Stock determined according to a formula set forth in the Pre-Funded Warrants.

Fractional Shares

No fractional shares of our Common Stock will be issued upon the exercise of the Pre-Funded Warrants. Rather, we will, at our election, and in lieu of the issuance of such fractional share, either (i) pay cash in an amount equal to such fraction multiplied by the exercise price or (ii) round up to the next whole share issuable upon exercise of the Pre-Funded Warrants.

Transferability

Subject to applicable laws, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrant to us together with the appropriate instruments of transfer and funds sufficient to pay any transfer taxes payable upon such transfer.

Trading Market; Exchange Listing

We do not plan to apply to list the Pre-Funded Warrants on the Nasdaq Capital Market, any other national securities exchange, or any other nationally recognized trading system. Our shares of Common Stock issuable upon exercise of the Pre-Funded Warrants are currently listed on the Nasdaq Capital Market under the symbol “LASE.”

Fundamental Transaction

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our shares of Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of our Common Stock, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

Rights as a Stockholder

Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of shares of our shares of Common Stock, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our shares of Common Stock, including any voting rights, until they exercise their Pre-Funded Warrants.

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Common Warrants

The following is a brief summary of certain terms and conditions of the Common Warrants being offered by us. The following description is subject in all respects to the provisions contained in the Common Warrants.

Form

The Common Warrants will be issued as individual warrant agreements to each individual purchaser of a Common Warrant. The form of the Common Warrant has been filed as an exhibit to the Registration Statement on Form S-1 of which this prospectus forms a part.

Term

The series A-1 warrants will expire on the date that is five years after the Initial Exercise Date and the series A-2 warrants will expire on the date that is twenty-four months after the Initial Exercise Date.

Exercisability

The Common Warrants are exercisable at any time beginning on the effective date of the Warrant Stockholder Approval, provided however, if the Pricing Conditions are met, the Warrant Stockholder Approval will not be required and the Common Warrant will be exercisable upon issuance. The Common Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice and by payment in full of the exercise price in immediately available funds for the number of Shares of Common Stock purchased upon such exercise. If at the time of exercise there is no effective registration statement registering, or the prospectus contained therein is not available for, the issuance or resale of the Shares of Common Stock to be issued upon exercise of the Common Warrants, then as an alternative to payment of the exercise price in immediately available funds, the holder may elect to exercise the Common Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Shares of Common Stock determined according to the formula set forth in the Common Warrant. No fractional Shares of Common Stock will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will, at our election, either pay the holder an amount in cash equal to the fractional amount multiplied by the last closing trading price of the Shares of Common Stock on the exercise date or round up to the next whole share.

Exercise Limitations

Under the Common Warrant, we may not effect the exercise of any Common Warrant, and a holder will not be entitled to exercise any portion of any Common Warrant, which, upon giving effect to such exercise, would cause (i) the aggregate number of shares of our Common Stock beneficially owned by the Investor (together with its affiliates) to exceed 4.99% of the number of shares of our Common Stock outstanding immediately after giving effect to the exercise, or (ii) the combined voting power of the Company’s securities beneficially owned by the Investor (together with its affiliates) to exceed 4.99% of the combined voting power of all of the Company’s securities then outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Common Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% provided that any increase shall not be effective until 61 days following notice from the holder to us.

Exercise Price

The exercise price per whole share of our Common Stock issuable upon the exercise of the Common Warrants is $_____ per share of our Common Stock. The exercise price of the Common Warrants and the number of shares of our Common Stock issuable upon exercise of the Common Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our shares of Common Stock and also upon any distributions of assets, including cash, stock, or other property to our stockholders. The exercise price will not be adjusted below the par value of our shares of Common Stock.

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Fractional Shares

No fractional shares of our Common Stock will be issued upon the exercise of the Common Warrants. Rather, we will, at our election, and in lieu of the issuance of such fractional share, either (i) pay cash in an amount equal to such fraction multiplied by the exercise price or (ii) round up to the next whole share issuable upon exercise of the Common Warrants.

Transferability

Subject to applicable laws, the Common Warrants may be offered for sale, sold, transferred, or assigned without our consent. The Common Warrants will be held in definitive form by the purchasers. The ownership of the Common Warrants and any transfers of the Common Warrants will be registered in a warrant register maintained by us or our transfer agent.

Trading Market; Exchange Listing

We do not plan to apply to list the Common Warrants on the Nasdaq Capital Market, any other national securities exchange, or any other nationally recognized trading system. The shares of our Common Stock issuable upon exercise of the Common Warrants are currently listed on the Nasdaq Capital Market under the symbol “LASE.”

Fundamental Transactions

In the event of a fundamental transaction, as described in the Common Warrants and generally including any reorganization, recapitalization or reclassification of our shares of Common Stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding shares of Common Stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding shares of Common Stock, upon consummation of such a fundamental transaction, the holders of the Common Warrants will be entitled to receive upon exercise of the Common Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Common Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Common Warrants. In addition, the holders of the Common Warrants have the right to require us or a successor entity to redeem the Common Warrant for the cash paid in the fundamental transaction in the amount of the Black Scholes value of the unexercised portion of the Common Warrant on the date of the consummation of the fundamental transaction.

No Rights as a Stockholder

Except by virtue of such holder’s ownership of shares of our Common Stock, the holder of a Common Warrant does not have the rights or privileges of a holder of our Common Stock, including any voting rights or the rights to receive dividends, until the holder exercises the Common Warrant.

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PLAN OF DISTRIBUTION

We have engaged [*] to act as our exclusive Placement Agent in connection with this offering. The engagement agreement does not give rise to any commitment by the Placement Agent to purchase any of our securities, and the Placement Agent will have no authority to bind us by virtue of the engagement agreement. This is a “best efforts” offering and there is no minimum offering amount required as a condition to the closing of this offering. The Placement Agent is not purchasing or selling any of the securities offered by this prospectus, nor is it required to arrange the purchase or sale of any specific number or dollar amount of securities but has agreed to use its reasonable best efforts to arrange for the sale of the securities offered hereby. Therefore, we may not sell the entire amount of securities offered pursuant to this prospectus. The terms of this offering are subject to market conditions and negotiations between us, the Placement Agent and prospective investors. The Placement Agent does not guarantee that it will be able to raise new capital in any prospective offering. The Placement Agent may engage sub-agents or selected dealers to assist with the offering.

Investors purchasing securities offered hereby will have the option to execute a securities purchase agreement with us. In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers which enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract is material to larger purchasers in this offering as a means to enforce the following covenants uniquely available to them under the securities purchase agreement: (i) a covenant to not enter into variable rate financings for a period of one year following the closing of the offering, subject to an exception; and (ii) a covenant to not enter into any equity financings for 90 days from closing of the offering, subject to certain exceptions. The nature of the representations, warranties and covenants in the securities purchase agreements shall include:

● standard issuer representations and warranties on matters such as organization, qualification, authorization, no conflict, no governmental filings required, current in SEC filings, no litigation, labor or other compliance issues, environmental, intellectual property and title matters and compliance with various laws such as the Foreign Corrupt Practices Act; and

● covenants regarding matters such as registration of warrant shares, no integration with other offerings, no stockholder rights plans, no material nonpublic information, use of proceeds, indemnification of purchasers, reservation and listing of shares of common stock, and no subsequent equity sales for 90 days, subject to certain exceptions.

This offering will terminate on [*], 2025, unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this offering. The public offering price per share (or Pre-Funded Warrant) and accompanying Common Warrant will be fixed for the duration of this offering.

The Placement Agent expects to deliver the shares and securities to the purchasers in the offering on or about [*], 2025, subject to satisfaction of certain conditions.

Fees and Expenses

This offering is being conducted on a reasonable best efforts basis and the Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of securities. We have agreed to pay the Placement Agent a fee based on the aggregate proceeds as set forth in the table below:

	Per Share and Accompanying Common Warrant	Per Pre-Funded Warrant and Accompanying Common Warrant	Total
Offering price	$	$
Placement Agent’s Fees(1)	$	$
Proceeds to us, before expenses	$	$

(1)	Does not include potential proceeds from the exercise of the Common Warrants and/or Pre-Funded Warrants for cash, if any.

We have agreed to pay the Placement Agent a total cash fee equal to 7.0% of the gross proceeds of the offering. We have agreed to reimburse the Placement Agent at closing for legal expenses incurred by the Placement Agent in connection with this offering in an aggregate amount of up to $150,000 and for the Placement agent’s clearing expenses in an amount of up to $15,950. We estimate the total expenses payable by us for this offering, excluding the Placement Agent fees and expenses, will be approximately $______.

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Placement Agent Warrants

The Placement Agent or its designees will receive warrants to purchase up to seven percent (7.0%) of the number of shares of Common Stock and Pre-Funded Warrants sold in the offering, which Placement Agent Warrants are exercisable at an exercise price equal to 125% of the public offering price and will terminate five (5) years from the date of the commencement of sales in this offering. The Placement Agent warrants provide for customary anti-dilution provisions (for share dividends, splits and recapitalizations and the like) consistent with FINRA Rule 5110. Pursuant to FINRA Rule 5110(e), the Placement Agent Warrants and any shares of common stock issued upon exercise of the Placement Agent Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of commencement of sales of this offering, except the transfer of any security: (i) by operation of law or by reason of reorganization of the issuer; (ii) to any FINRA member firm participating in the offering and the officers, partners, registered persons or affiliates thereof, if all securities so transferred remain subject to the lock-up restriction set forth above for the remainder of the time period; (iii) if the aggregate amount of our securities held by the placement agent or related persons does not exceed 1% of the securities being offered; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; (v) the exercise or conversion of any security, if all securities remain subject to the lock-up restriction set forth above for the remainder of the time period; (vi) if we meet the registration requirements of Forms S-3, F-3 or F-10; or (vii) back to us in a transaction exempt from registration with the SEC. The Placement Agent warrants and the shares of Common Stock underlying the Placement Agent warrants are registered on the registration statement of which this prospectus is a part. The form of the Placement Agent warrant is included as an exhibit to this registration statement of which this prospectus forms a part.

Lock-Up Agreements

We and our directors and officers and holders of 10% or greater of our outstanding shares have entered into lock-up agreements. Under these agreements, we and these individuals have agreed, subject to specified exceptions, not to sell or transfer any shares of our Common Stock or securities convertible into, or exchangeable or exercisable for, our shares of Common Stock during a period ending 90 days after the closing date of this offering, Specifically, we and these individuals have agreed, subject to certain exceptions, not to:

●

offer for sale, sell, pledge, or otherwise transfer or dispose of (or enter into any transaction that is designed to, or could reasonably be expected to, result in the transfer or disposition by any person at any time in the future of) any shares of our Common Stock (including, without limitation, shares of our Common Stock that may be deemed to be beneficially owned and shares of our Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for our Common Stock;

●

enter into any swap or other agreement, arrangement, hedge, or transaction that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our securities, whether any such transaction is to be settled by delivery of shares of our shares of Common Stock, in cash or otherwise;

●

file any registration statement, including any amendments thereto, with respect to the registration of any shares of our Common Stock or securities convertible into or exercisable or exchangeable for shares of our Common Stock or any other securities of the Company; or

●	publicly disclose the intention to do any of the foregoing.

The Placement Agent may waive any of these lock-ups in its sole discretion and without notice. In addition, we have agreed not to effect or enter into an agreement to effect any issuance by us or our subsidiaries of any securities that involve a variable rate transaction (as defined in the securities purchase agreement) for a period of one year following the closing date of this offering, subject to an exception. The Placement Agent may waive this prohibition in its sole discretion and without notice.

Tail

We have also agreed to pay the Placement Agent a tail fee equal to the cash and warrant compensation in this offering, if any investor, who was contacted by the Placement Agent or who was introduced to the Company by the Placement Agent during the term of its engagement, provides us with capital in any public or private offering or other financing or capital raising transaction of any kind during the 18-month period following expiration or termination of our engagement of the Placement Agent.

Indemnification

We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in our engagement letter with the Placement Agent. We have also agreed to contribute to payments the Placement Agent may be required to make in respect of such liabilities.

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Listing

Our shares of Common Stock are listed on the Nasdaq Capital Market under the symbol “LASE”.

There is no established public trading market for the Common Warrants or the Pre-Funded Warrants and we do not expect a market to develop for either security. Without an active trading market, the liquidity of the Common Warrants and the Pre-Funded Common Warrants will be limited. In addition, we do not intend to list the Warrants or the Pre-Funded Warrants on Nasdaq, any other national securities exchange, or any other trading system.

Other Relationships

From time to time, the Placement Agent may provide in the future various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with the Placement Agent for any further services.

Regulation M Compliance

The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by it and any profit realized on the sale of our securities offered hereby by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The Placement Agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent. Under these rules and regulations, the Placement Agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Direct Transfer, LLC. We have not applied, and do not intend to apply, to list the pre-funded warrants or the Common Stock purchase warrants on the Nasdaq Capital Market. We will act as the registrar and transfer agent for the Common Stock purchase warrants and the pre-funded warrants.

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by CM Law PLLC, Washington, D.C. The Placement Agent is being represented by[*].

EXPERTS

The financial statements as of December 31, 2023, and for the year then ended included in this prospectus have been audited by Fruci & Associates II, PLLC, an independent registered public accounting firm, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing, and the financial statements as of December 31, 2024, and for the year then ended included in this prospectus have been audited by M&K CPAS, PLLC, an independent registered public accounting firm, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate by reference” into this prospectus the information contained in documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Information that we file later with the SEC will automatically update and supersede the information that is either contained, or incorporated by reference, in this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We have filed with the SEC and incorporate by reference in this prospectus, except as superseded, supplemented or modified by this prospectus, the documents listed below (excluding those portions of any Current Report on Form 8-K that are not deemed “filed” pursuant to the General Instructions of Form 8-K):

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on June 24, 2025, and our Form 10-K/A for the fiscal year ended December 31, 2023, filed with the SEC on August 28, 2024 (Amendment No. 1) and September 12, 2024 (Amendment No. 2);

●	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, filed with the SEC on August 29, 2024 Form 10-Q/A (Amendment No. 1) filed September 12, 2024 and Form 10-Q/A (Amendment No. 2) filed September 24, 2024, Form 10-Q for the quarter ended September 30, 2024, filed with the SEC on November 18, 2024, Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on July 3, 2025, and Form 10-Q for the quarter ended June 30, 2025, filed with the SEC on August 15, 2025;

●	our Current Reports on Forms 8-K filed with the SEC on February 7, 2024, April 11, 2024, April 22, 2024, May 13, 2024, June 11, 2024, June 27, 2024, August 21, 2024, August 23, 2024, August 26, 2024, August 27, 2024, August 29, 2024, September 4, 2024 (both filings), September 23, 2024, October 2, 2024. November 6, 2024, February 10, 2025, February 21, 2025, April 23, 2025, May 1, 2025, May 29, 2025, June 16, 2025, June 25, 2025, July 8, 2025, July 23, 2025, July 31, 2025, August 11, 2025, September 3, 2025 (two filings), September 18, 2025, and September 26, 2025 (except for Item 7.01 of any Current Report on Form 8-K which are not deemed “filed” for purposes of Section 18 of the Exchange Act and are not incorporated by reference in this prospectus);

●	our S-1 Registration Statement filed September 13, 2024 and October 14, 2025; and

●	our Schedule 14C filed September 27, 2024.

We also incorporate by reference into this prospectus additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) on or after the date of the initial filing of the registration statement of which this prospectus forms a part and prior to effectiveness of such registration statement and (ii) on or after the date hereof but before the completion or termination of this offering (excluding any information not deemed “filed” with the SEC).

Any statement contained in a previously filed document is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in a subsequently filed document incorporated by reference herein modifies or supersedes the statement, and any statement contained in this prospectus is deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a subsequently filed document incorporated by reference herein modifies or supersedes the statement.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, including exhibits. Requests should be directed to:

Laser Photonics Corporation

1101 N. Keller Road

Suite G-2

Orlando, FL 32810

(407) 804-1000

For other ways to obtain a copy of these filings, please refer to “Where You Can Find Additional Information” below.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Common Stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act, and we file reports, proxy statements, and other information with the SEC. These reports, proxy statements and other information is available at www.sec.gov.

We also maintain a website at www.laserphotonics.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein, including exhibits. Requests should be directed to:

Laser Photonics Corporation

1101 N. Keller Road

Suite G-2

Orlando, FL 32810

(407) 804-1000

For other ways to obtain a copy of these filings, please refer to “Where You Can Find Additional Information” above.

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LASER PHOTONICS CORPORATION

Up to [*] Shares of Common Stock

Up to [*] Pre-Funded Warrants to Purchase up to [*] Shares of Common Stock

Up to [*] Shares of Common Stock Underlying the Pre-Funded Warrants

Up to [*] Series A-1 Warrants to Purchase up to [*] Shares of Common Stock

Up to [*] Series A-2 Warrants to Purchase up to [*] Shares of Common Stock

Up to [*] Shares of Common Stock Underlying the Common Warrants

Placement Agent Warrants to Purchase Up to [*] Shares of Common Stock

Up to [*] Shares of Common Stock Underlying the Placement Agent Warrants

PRELIMINARY PROSPECTUS

_________ 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Laser Photonics,” the “Company,” “we,” “our,” “us,” or similar terms refer to Laser Photonics Corporation and its subsidiaries.

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the and distribution of the securities being registered hereby, other than placement agent fees, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC registration fee, are estimated:

SEC registration fee	$
FINRA filing fee	$
Transfer agent and registrar fees and expenses	$
Legal fees and expenses	$
Printing fees and expenses	$
Accounting fees and expenses	$
Miscellaneous fees and expenses	$
Total	$

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the closing of this offering permits indemnification of our directors, officers, employees, and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the closing of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

At present, there is no pending litigation or proceeding involving a director or officer of Laser Photonics regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that might be incurred by any director or officer in his capacity as such.

The underwriters will be obligated, under certain circumstances, under the underwriting agreement filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

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Item 15. Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of Common Stock issued, and options granted, since January 1, 2022:

On September 22, 2025, we entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”), pursuant to which we agreed to issue and sell to the Investors in a private placement (i) 1,098,902 shares of Common Stock at a price of $3.64 per Share, (ii) Series A warrants to purchase up to 1,098,902 shares of Common Stock and (iii) Series B warrants to purchase up to 1,098,902 shares of Common Stock for total aggregate gross proceeds of approximately $4 million. The offering closed on September 30, 2025. The Series A Warrants have an exercise price of $3.40 per share, are exercisable upon issuance (the “Initial Exercise Date”), and expire five years following the effective date of the resale registration statement on Form S-1 that we will file under the terms of a registration rights agreement in connection with the Purchase Agreement. The Series B Warrants have an exercise price of 3.40 per share, are exercisable commencing on the Initial Exercise Date and expire eighteen months following the effective date of the resale registration statement. We issued to H.C. Wainwright warrants to purchase up to 76,923 shares of Common Stock) at an exercise price per share of $4.55, which are exercisable commencing upon issuance and a have term of five years after effective date of a resale registration statement.

On August 28, 2025, in connection with a convertible note financing with Hudson Global Ventures, LLC, we issued (i) 418,000 restricted shares of our Common Stock as commitment shares,(ii) a warrant for 157,258 shares of our Common Stock at a conversion price of $4.34 per share subject to customary adjustments for fundamental corporate actions such as mergers, reverse splits and stock dividends, and that is exercisable for five years and (iii) a secured convertible promissory note in the principal amount of $455,0000 that is convertible into shares of our Common Stock at a fixed price of $4.34 per share, subject to customary adjustments for fundamental corporate actions such as mergers, reverse splits and stock dividends, We paid off the convertible note in connection with the Note Purchase Agreement dated September 12, 2025,described elsewhere in this prospectus, that we entered into with four persons, one of which was Hudson Global Ventures, LLC.

On August 5, 2025, we issued 3,000,000 shares of our Common Stock to Fonon Quantm Technologies, Inc. (“FQTI”), an affiliate of ICT Investments, the company that together with its affiliates has voting control of our Company, to acquire the assets of Beamer Laser Marking Systems, the laser capital equipment manufacturing division of ARCH Cutting Tools, Inc, a Michigan corporation, under the terms of an Asset Purchase Agreement between us and FQTI.

On February 2, 2024, 17,000 shares of our Common Stock were issued to Jade Barnwell, our former CFO, under the terms of her employment agreement.

During the year ended December 31, 2023, we paid $350,000 and issued 1,000,000 shares of Common Stock to Fonon Technologies, Inc. (“FTI”), a company controlled by ICT Investments, for a worldwide, exclusive license for all commercial and noncommercial applications of FTI’s know-how and trade secrets for High Power Turbo Piercing (“Cold Cutting”) laser cutting equipment and technology under the terms of a License Agreement dated October 18, 2023.

On December 12, 2022, 180,000 warrants were issued to the following members of Alexander Capital, the underwriter of our IPO. The warrants are exercisable at $6.00 per share, between March 28, 2023, and September 29, 2027:

On October 4, 2022, we entered into a marketing agreement with TraDigital Marketing Group under which we issued 350,000 shares of our Common Sock in full satisfaction of the balance due on that agreement, reflected in Accrued Expenses at December 31, 2022 in the amount of $829,500 ($2.37 per share, our closing stock price on the date of that agreement).

On July 24, 2022, we granted 25,000 Incentive Stock Options (‘ISOs’) to Tim Schick, CFA. The options vested over four years and were exercisable at $5.00 per share. These options were cancelled when Tim Schick was terminated as our CFO on March 27, 2023. As part of his 2023 termination arrangements, we issued in April 2023 25,000 shares of our Common Stock as compensation for services that Mr. Schick provided to the Company. These shares of our Common Stock were recorded at a fair value based on the market price of the Company’s stock on the date of the termination agreement.

The offer, sale and issuance of the securities described in the paragraphs above were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. Each of the recipients of the securities in this transaction acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of these securities in this transaction was an accredited investor under Rule 501 of Regulation D.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index on the page immediately preceding the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

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Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement or is contained in a form of prospectus filed pursuant to Rule 427(b) that is part of this Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of this Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in this Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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EXHIBIT INDEX

Exhibit Number	Exhibit Description

3.1†	Certificate of Incorporation (incorporated by reference to exhibit 3.1 of Registrant’s Form 10-12G/A filed April 30, 2020)
3.2†	Certificate of Amendment to the Certificate of Incorporation (incorporated by reference to exhibit 3.3 of Registrant’s Form 10-12G/A filed April 30, 2020)
3.3†	Bylaws (incorporated by reference to exhibit 3.2 of Registrant’s Form 10-12G/A filed April 30, 2020)
4.1#	Form of Series A-1 Common Stock Purchase Warrant offered hereby.
4.2#	Form of Series A-2 Common Stock Purchase Warrant offered hereby.
4.3#	Form of Pre-Funded Warrant offered hereby
4.4#	Form of Placement Agent Warrant
5.1#	Opinion of CM Law PLLC
10.1+†	2019 Stock Incentive Plan (incorporated by reference to exhibit 10.1 of Registrant’s Form S-1 filed November 16, 2021)
10.2+†	Forms of Option Agreement, Stock Option Grant Notice, and Notice of Exercise under 2019 Stock Incentive Plan (incorporated by reference to exhibit 10.2 of Registrant’s Form S-1 filed November 16, 2021)
10.3†	Exclusive License Agreement, dated January 1, 2020, between Laser Photonics Corporation and ICT Investments, LLC (incorporated by reference to exhibit 10.3 of Registrant’s Form S-1 filed November 16, 2021)
10.4†	Transfer & Registrar Agreement, dated November 19, 2021, between Laser Photonics Corporation and Direct Transfer LLC (incorporated by reference to exhibit 10.4 of Registrant’s Form S-1/A filed February 7, 2022)
10.5†	Commercial Sublease Agreement, dated December 1, 2019, between ICT Investments, LLC and Laser Photonics Corporation (incorporated by reference to Exhibit 10.2 to the Form 10-12G/A filed by the Registrant on April 30, 2020)
10.6†	Assignment of Lease Agreement between Fonon Technologies, Inc. and Laser Photonics Corporation, DBA name of Fonon Laser Technologies, LLC, effective March 4, 2019 (incorporated by reference to exhibit 10.6 of Registrant’s Form S-1/A filed August 1, 2022)
10.7†	Amendment to Lease Agreement, dated September 28, 2021, between David & Harrell, LLC and Laser Photonics Corporation, DBA name of Fonon Laser Technologies, LLC (incorporated by reference to exhibit 10.7 of Registrant’s Form S-1/A filed August 1, 2022)
10.8†	Exclusive License Agreement, dated October 18, 2023, between Laser Photonics Corporation and Fonon Technologies, Inc. (incorporated by reference to exhibit 10.8 of Registrant’s Form S-1 filed December 31, 2024)
10.9+†	Offer Letter of Employment Carlos Sardinas dated April 8, 2024 (incorporated by reference to Exhibit 10.1 of Registrant’s Form 8-K filed by on May 13, 2024)
10.10†	Securities Purchase Agreement, dated August 16, 2024, between Laser Photonics Corporation and certain Purchasers who are signatories thereto (filed as an exhibit to the Registrant’s Current Report on Form 8-K on August 23, 2024).
10.11†	Registration Rights Agreement, dated August 16, 2024, between Laser Photonics Corporation and certain Purchasers who are signatories thereto (filed as an exhibit to the Registrant’s Current Report on Form 8-K dated August 23, 2024).
10.12†	Placement Agent Agreement (filed as an exhibit to the Registrant’s Current Report on Form 8-K on August 23, 2024).
10.13#	Form of Securities Purchase Agreement.
16.1†	Letter submitted to the Securities and Exchange Commission dated June 11, 2024 (incorporated by reference to Exhibit 16.1 to the Registrant’s Current Report on Form 8-K filed June 11, 2024)
23.1#	Consent of Fruci & Associates II, PLLC, independent registered public accounting firm
23.2#	Consent of M&K CPAS, PLLC, independent registered public accounting firm
23.3#	Consent of CM Law PLLC (included in Exhibit 5.1)
24.1*	Power of Attorney (set forth on Signature Page)
107#	Filing Fee Table

#To be filed by amendment

* Provided herewith.

+ Indicates a management contract or compensatory plan.

† Previously filed.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Orlando, Florida, on October 17, 2025.

LASER PHOTONICS CORPORATION

By:	/s/ Wayne Tupuola
Wayne Tupuola
President and CEO

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wayne Tupuola as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Wayne Tupuola	President and CEO (Principal Executive	October 17, 2025
Wayne Tupuola	Officer) and Director

/s/ Carlos Sardinas	CFO	October 17, 2025
Carlos Sardinas	(Principal Financial and Accounting Officer)

/s/ Tim Miller	Director	October 17, 2025
Tim Miller

/s/ Troy Parkos	Director	October 17, 2025
Troy Parkos

/s/ Carlos M. Gonzalez	Director	October 17, 2025
Carlos M. Gonzalez

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